UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )

Sona Mobile Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713727105

(CUSIP Number)

Jerome Smith, Senior Vice President and General Counsel
1106 Palms Airport Drive
Las Vegas, NV 89119
(702) 897-7150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 713727105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shuffle Master, Inc., I.R.S. Identification No. 41-1448495I
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,007,692 (assuming full exercise of 2,033,333 warrants to purchase an additional 2,033,333 shares of Common Stock of the Issuer)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,007,692 (assuming full exercise of 2,033,333 warrants to purchase an additional 2,033,333 shares of Common Stock of the Issuer)

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,007,692 (assuming full exercise of 2,033,333 warrants to purchase an additional 2,033,333 shares of Common Stock of the Issuer)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% on a fully diluted basis
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Stock”), of Sona Mobile Holdings Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 825 Third Avenue, 32nd Floor, New York, New York 10022.

Item 2. Identity and Background

The person filing this statement is Shuffle Master, Inc., a Minnesota corporation (“Shuffle Master”).

Shuffle Master’s principal business and office is 1106 Palms Airport Drive, Las Vegas, Nevada 89119.

Shuffle Master is in the business of developing, manufacturing, distributing and otherwise commercializing gaming equipment, games and operating systems for gaming equipment and related products and services throughout the United States and other countries.

(a) — (c)  Not applicable.

(d)  During the last five years, Shuffle Master has not been convicted in a criminal proceeding.

(e)  During the last five years, Shuffle Master has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

For the July Purchase of the Issuer’s Stock described and defined below in Item 4, Shuffle Master paid  approximately $1,000,000. The source of funding for the July Purchase was Shuffle Master’s general working capital. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Stock.

Item 4. Purpose of Transaction

On July 7, 2006, Shuffle Master purchased 1,666,666 shares of the Issuer’s Stock at a purchase price of approximately $1,000,000 or $0.60 per share of Stock (the “July Purchase”) in which Shuffle Master also received 833,333 five-year warrants to purchase an additional 833,333 shares of Stock at an exercise price of $0.83 per share, subject to adjustment under certain circumstances (the “Five-Year Warrants”). The July Purchase was made under a private placement by the Issuer to certain accredited investors (including Shuffle Master) whereby the Issuer sold an aggregate of 16,943,323 shares of Stock and issued an aggregate of 8,471,657 Five-Year Warrants.

The foregoing purchase was in addition to Shuffle Master’s purchase of 2,307,693 shares of Stock at a purchase price of approximately $3,000,000 (or $1.30 per share) completed on January 25, 2006 (the “January Purchase”), in which Shuffle Master also received 1,200,000 eighteen-month warrants to purchase an additional 1,200,000 shares of Stock at $2.025 per share (the “Eighteen-Month Warrants” and, together with the Five-Year Warrants, the “Warrants”). Shuffle Master also holds the right to appoint one member of the Issuer’s Board of Directors, pursuant to which it has appointed Paul Meyer, President and COO of Shuffle Master, to serve in such capacity.

The July Purchase was made for investment purposes only and Shuffle Master does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by Shuffle Master of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act, as amended, Shuffle Master beneficially owns 6,007,692 shares of Common Stock (assuming Shuffle Master’s exercise in full of all Warrants issued to it), representing approximately 8.5% of the outstanding shares of Stock on a fully-diluted basis.

(b)  Shuffle Master has the sole voting power and sole dispositive power with respect to its shares of Stock and the Warrants issued to it.

(c)  No transactions in the Stock were effected by Shuffle Master during the 60 days prior to the date hereof.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the July Purchase, the Issuer also entered into a registration rights agreement with Shuffle Master, pursuant to which the Issuer has agreed to file a resale registration statement covering the Stock sold under the July Purchase and the shares of Stock underlying the Five-Year Warrants. Shuffle Master also received piggyback registration rights for the Stock sold under the January Purchase and the shares of Stock underlying the Eighteen-Month Warrants. The Issuer is obligated to file the registration statement within 30 days after the closing, and cause the registration statement to become effective within 90 days of the closing, or 120 days in the event the registration statement is reviewed by the Securities and Exchange Commission. In the event the Issuer fails to satisfy such obligations, and under certain other circumstances as set forth in the registration rights agreement, it will be required to pay liquidated damages equal to 2% of the aggregate investment amount paid by Shuffle Master for the Stock purchased pursuant to the July Purchase and January Purchase, with an aggregate cap of 10% on such liquidated damage payments.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/17/2006
(Date)

/s/ Richard Baldwin
(Signature)

Richard Baldwin, CFO
(Name and Title)